February 28, 2011

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Tamm Oil and Gas Corp., (the “Company”) Form 8-K dated February 25, 2011, and are in agreement with the statements relating only to Stark Schenkein, LLP  contained therein. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

StarkSchenkein, LLP